-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                    Form 11-K
                                ----------------

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1997


                          Commission File Number 1-8097


                               ENSCO Savings Plan
                            (Full title of the plan)



                        ENSCO International Incorporated
                               2700 Fountain Place
                                1445 Ross Avenue
                            Dallas, Texas 75202-2792
           (Name and address of principal executive office of issuer)



-------------------------------------------------------------------------------

The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            ENSCO Savings Plan

                                            /s/   William S. Chadwick, Jr.
                                            ------------------------------
Date:  June 19, 1998                        By:   William S. Chadwick, Jr.
                                                  Plan Administrator

                               ENSCO SAVINGS PLAN
      TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
      --------------------------------------------------------------------



                                                                      Page
                                                                      ----

Financial Statements:

     Report of Independent Accountants                                  1

     Statement of Net Assets Available for Plan Benefits, with
       Fund Information at December 31, 1997                            2

     Statement of Net Assets Available for Plan Benefits, with
       Fund Information at December 31, 1996                            3

     Statements of Changes in Net Assets Available for Plan Benefits,
       with Fund Information - Year Ended December 31, 1997             4

     Notes to Financial Statements                                      5

Additional Information:

     Schedule I  - Schedule of Assets Held for Investment Purposes     11

     Schedule II - Schedule of Reportable Transactions                 12

Exhibits:

     Consent of Independent Accountants                                14

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants and Trustees of the
ENSCO Savings Plan

In our opinion,  the  accompanying  statements of net assets  available for plan benefits, with fund information, and the related statement of changes in net assets available for plan benefits, with fund information, present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The additional information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  PRICE WATERHOUSE LLP
-------------------------
     PRICE WATERHOUSE LLP

Dallas, Texas
June 19, 1998





                                                          ENSCO SAVINGS PLAN
                                                          ------------------
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            --------------------------------------------------------------------------
                                                          AT DECEMBER 31, 1997
                                                          --------------------


                                                                                Fund Information
                                          ---------------------------------------------------------------------------

                                           Company       Blended                 Spectrum      Spectrum
                                            Stock      Stable Value   Balanced    Income        Growth       Loan
                                            Fund           Fund         Fund       Fund          Fund        Fund        Total
                                         ----------    -----------  ----------- -----------   -----------   -------   -----------

ASSETS:
   Receivables:
   Participant contributions .......     $    43,350   $    15,114  $     6,781 $     7,380   $    16,658   $    --   $    89,283
     Employer contributions ..........     1,946,503     2,953,135      567,976     531,674     1,070,731        --     7,070,019
   Investments, at fair value ........    17,396,798            --    2,066,646   1,484,361     5,278,037        --    26,225,842
   Loans to participants .............            --            --           --          --            --     4,061         4,061
   Investments, at contract value:
     The Prudential Insurance Co. of
      America Investment Contract
      GA-6436 ........................            --     5,455,797           --          --            --        --     5,455,797
     T. Rowe Price Stable Value Common
      Trust Fund .....................            --     8,627,567           --          --            --        --     8,627,567
                                          ----------   -----------   ----------   ----------   ----------   -------   -----------
        Total investments ............    17,396,798    14,083,364    2,066,646    1,484,361    5,278,037     4,061    40,313,267
                                          ----------   -----------   ----------   ----------   ----------   -------   -----------
           Total assets ..............    19,386,651    17,051,613    2,641,403    2,023,415    6,365,426     4,061    47,472,569
                                          ----------   -----------   ----------   ----------   ----------   -------   -----------
LIABILITIES:
   Other payables ....................            --       250,912           --           --           --       --        250,912
                                          ----------   -----------   ----------   ----------   ----------   -------   -----------

         Total liabilities ...........            --       250,912           --           --           --        --       250,912
                                          ----------   -----------   ----------   ----------   ----------   -------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $19,386,651   $16,800,701   $2,641,403   $2,023,415   $6,365,426   $ 4,061   $47,221,657
                                         ===========   ===========   ==========   ==========   ==========   =======   ===========





    The accompanying notes are an integral part of these financial statements


                                                          ENSCO SAVINGS PLAN
                                                          ------------------
                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               --------------------------------------------------------------------------
                                                          AT DECEMBER 31, 1996
                                                          --------------------


                                                                              Fund Information
                                         ------------------------------------------------------------------------

                                           Company       Blended                 Spectrum    Spectrum
                                            Stock     Stable Value  Balanced      Income      Growth       Loan
                                            Fund         Fund         Fund         Fund        Total       Fund       Total
                                         -----------  -----------  ----------   ----------- -----------  --------   ----------


ASSETS:
     Receivables:
     Participant contributions .......   $    13,463  $    16,402 $     5,493   $     5,951 $    12,540  $      --  $    53,849
     Employer contributions ..........       707,495    1,838,286     269,318       284,572     542,724         --    3,642,395
   Investments, at fair value ........     7,641,959           --   1,210,994     1,052,619   3,453,908         --   13,359,480
   Loans to participants .............            --           --          --            --          --     16,827       16,827
   Investments, at contract value:
     The Prudential Insurance Co. of
      America Investment Contract
      GA-6436 ........................            --    7,755,397          --            --          --         --    7,755,397
     T. Rowe Price Stable Value Common
      Trust Fund .....................            --    6,254,684          --            --          --         --    6,254,684
                                         -----------  ----------- -----------   -----------  ----------   --------   ----------

        Total investments ............     7,641,959   14,010,081   1,210,994     1,052,619   3,453,908     16,827   27,386,388
                                         -----------  ----------- -----------   -----------  ----------   --------   ----------
           Total assets ..............     8,362,917   15,864,769   1,485,805     1,343,142   4,009,172     16,827   31,082,632
                                         -----------  ----------- -----------   -----------  ----------   --------   ----------

LIABILITIES:
   Other payables ....................            --      141,091          --            --          --         --      141,091
                                         -----------  ----------- -----------   -----------  ----------   --------  -----------

         Total liabilities ...........            --      141,091          --            --          --         --      141,091
                                         -----------  ----------- -----------   -----------  ----------   --------  -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $8,362,917   $15,723,678  $1,485,805    $1,343,142  $4,009,172   $ 16,827  $30,941,541
                                         ==========   =========== ===========   ===========  ==========   ========  ===========








   The accompanying notes are an integral part of these financial statements.


                                                         ENSCO SAVINGS PLAN
                                                         ------------------
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         -------------------------------------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31, 1997
                                                        ----------------------------



                                                                                    Fund Information
                                                    --------------------------------------------------------------------

                                                       Company      Blended               Spectrum   Spectrum
                                                        Stock     Stable Value Balanced   Income      Growth      Loan
                                                        Fund         Fund        Fund       Fund       Fund       Fund      Total
                                                    ------------ ------------ ---------- ---------- -----------  ------- -----------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends .......................... $     21,036 $    830,900 $   81,161 $  104,163 $   535,028  $   549 $ 1,572,837
  Participant contributions .......................    1,178,327    1,021,229    409,747    408,829     860,656       --   3,878,788
  Employer contributions ..........................    4,047,338    2,981,723    568,845    532,372   1,071,715       --   9,201,993
  Net appreciation in the fair value of investments    3,464,457           --    240,518     60,915     217,230       --   3,983,120
                                                    ------------ ------------ ---------- ----------- ----------  ------- -----------


      Total additions .............................    8,711,158    4,833,852  1,300,271  1,106,279   2,684,629      549  18,636,738

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants ...................      642,467    1,366,915     79,221     94,116     173,903       --   2,356,622
                                                    ------------ ------------ ---------- ----------  ----------  ------- -----------

NET INCREASE  PRIOR TO INTERFUND TRANSFERS ........    8,068,691    3,466,937  1,221,050  1,012,163   2,510,726      549  16,280,116

 Interfund transfers ..............................    2,955,043   (2,389,914)   (65,452)  (331,890)   (154,472) (13,315)         --
                                                    ------------ ------------ ---------- ----------  ----------  ------- -----------

NET ADDITIONS (DEDUCTIONS) ........................   11,023,734    1,077,023  1,155,598    680,273   2,356,254  (12,766) 16,280,116

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year ...............................    8,362,917   15,723,678  1,485,805  1,343,142   4,009,172   16,827  30,941,541
                                                    ------------ ------------ ---------- ----------  ---------- -------- -----------

  End of year ..................................... $ 19,386,651 $ 16,800,701 $2,641,403 $2,023,415  $6,365,426 $  4,061 $47,221,657
                                                    ============ ============ ========== ==========  ========== ======== ===========







   The accompanying notes are an integral part of these financial statements.

                               ENSCO SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.      PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On June 12, 1996, the Company acquired DUAL DRILLING COMPANY ("Dual"). Dual provided a deferred contribution plan to its employees, DUAL DRILLING COMPANY Employees' Tax Deferred/Thrift Savings Plan and Trust, which the Company anticipates merging into the Plan upon appropriate government and regulatory approval.

The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation
-------------

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company ("Savings Participants"). Eligible employees automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company.

Former employees of Dual who accepted employment with the Company were eligible to enroll in the Plan on July 1, 1996 dependent upon their completion of three months combined service with Dual and the Company.

Effective January 1, 1997, the entry date with respect to an eligible employee's ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Formerly, the entry date an eligible employee was permitted to begin making 401(k) contributions was on January 1 or July 1.

Contributions
-------------

Savings Participants may elect to make contributions to the Plan by salary deferrals ("Savings Contributions"), which qualify for tax deferment under
Section 401(k) of the Internal Revenue Code ("the Code"). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant's compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($9,500 for the year ended December 31, 1997). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions, which are made to the Company Stock Fund, are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year, limited to 6% of their compensation as defined by the Plan document. The Company made Matching Contributions to active participant employee accounts as follows:

Contribution Level                                   Matching Percentage
------------------                                   -------------------
                                                        1997      1996
                                                      --------  --------


First 3% of participation contribution                  100%
Second 3% of participant contribution                    50%
First 2% of participant contribution                              100%
Second 2% of participant contribution                              50%
Third 2% of participant contribution                               25%

Total Matching Contributions for the year ended December 31, 1997 were $2.2 million.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions in either cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. At December 31, 1997, the Plan recorded a receivable from the Company in the amount of $7.0 million related to the 1997 Profit Sharing Contribution which was paid in February 1998.

The Plan limits the sum of a participant's annual Savings Contributions, and Matching Contribution and Profit Sharing Contribution ("Company Contributions") to the lesser of $30,000 or 25% of the Plan participant's compensation. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Plan Administration
-------------------

T. Rowe Price serves as the investment manager for the Plan's trust fund and executes all investment actions. Recordkeeping responsibilities are maintained by T. Rowe Price. The assets held by the Prudential Insurance Co. of America Investment Contract GA-6436, ("Prudential") are from a previously merged plan and in accordance with the fund's contract, Prudential is transferring the Guaranteed Interest Fund to T. Rowe Price in 60 consecutive monthly installments.

Vesting
-------

A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company or combined service with Dual and the Company, as follows:

                Completed years of service        Vested percentage
                --------------------------        -----------------

                Less than two years                    0%
                Two years                             20%
                Three years                           40%
                Four years                            60%
                Five years                            80%
                Six or more years                    100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant's Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited ("forfeitures") to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company. At December 31, 1997 and 1996, the Plan had forfeiture balances of $250,912 and $141,091, respectively, which were reported as Other Payables in the Statement of Net Assets Available for Plan Benefits.

Distributions
-------------

Distributions of a Plan participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service regulations. At December 31, 1997 and 1996, all persons had been paid who elected to withdraw from the Plan.

Investments
-----------

The Plan allows participants to invest among a number of different investment choices. The following are descriptions of the investment choices in the Plan:

          Company Stock Fund - The objective is to provide long-term growth of capital by investing in ENSCO International Incorporated common stock.

          Blended Stable Value Fund - The objective is to provide principal stability and a high level of monthly income by investing in an investment contract issued by an insurance company and the T. Rowe Price Stable Value Common Trust Fund which invests in investment contracts issued by insurance companies and banks.

          Balanced Fund - The objective is to provide long-term capital appreciation, current income and capital preservation by investing in a balanced mix of common stocks and fixed income securities.

          Spectrum Income Fund - The objective is to provide a high level of current income by investing in a managed mix of domestic bank funds, an international bond fund and an income-oriented stock fund.

          Spectrum Growth Fund - The objective is to provide long-term growth of capital and current income by investing in a managed mix of domestic stock funds, an international stock fund and a money market fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
--------------------

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value, except for the Blended Stable Value Fund which is stated at contract value (Note 3). The Plan's investments are principally comprised of the Company's common stock, mutual funds and debt and equity securities. The fair value of the Plan's investments is determined by
T. Rowe Price and is based on quoted market prices.

Purchases and sales of securities and the Company's common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Distributions
-------------

Distributions are recorded when paid.

Loans
-----

A loan program was available to all employees participating in a previously merged plan. Participants of this merged plan were no longer able to obtain new loans as of December 31, 1993. Existing loans will continue under their current terms. The loans generally are required to be repaid within five years except for loans used to acquire the principal residence of the participant.

The interest rate on a loan was based on the prevailing interest rates charged on similarly secured personal loans by persons in the business of lending money in the same geographic region in which the prior merged plan was administered.

T. Rowe Price assumed administration of the loan program. As security for the loan, the participant's Blended Stable Value Fund balance is reduced for the purposes of withdrawals, transfers and annuity amounts, by an amount equal to the outstanding loan balance.

Effective January 1, 1998, the Plan adopted a loan policy. Generally, approved loans to eligible participants shall be granted from the participants' vested accounts, other than the Company Common Stock Fund, on a pro-rata basis. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment.

Pervasiveness of Estimates
--------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3. INVESTMENT CONTRACTS

The Blended Stable Value Fund invests in an investment contract issued by Prudential and in a common trust fund which invests in investment contracts issued by insurance companies and banks. The Blended Stable Value Fund credited participant accounts at rates of interest ranging from 6.0% to 6.7% and 4.8% to 8.4% on the Prudential investment contract and the T. Rowe Price Stable Value Common Trust Fund, respectively, during 1997. The Blended Stable Value Fund is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made plus credited interest, less Plan withdrawals.

4. PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan's net assets are identified as follows:

                                                            December 31,
                                                     -------------------------
                                                        1997          1996
                                                     ----------    -----------
Investment at Fair Value as Determined by
Quoted Market Price

     Mutual Funds:
         Spectrum Growth Fund, 331,327 and
          228,282 units, respectively               $ 5,278,037    $ 3,453,908
         Other                                        3,555,068      2,280,440

     Common Stock:
         ENSCO International Incorporated,
         519,307 and 315,132 shares, respectively    17,396,798      7,641,959
                                                    -----------    -----------
                                                     26,229,903     13,376,307
Investments at Contract Value

         Blended Stable Value Fund                   14,083,364     14,010,081
                                                    -----------    -----------

Total Investments                                   $40,313,267    $27,386,388
                                                    ===========    ===========

In August 1997, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock effective September 15, 1997. Accordingly, all references to common shares have been adjusted to reflect the two-for-one stock split. At December 31, 1997, the Plan's investment in the Company's common stock was based on the closing price on that date of $33.50 per share. The per share price of the Company's common stock has subsequently declined to $18.31 at the close of business on June 19, 1998. Like any investment in publicly traded securities, the Company's common stock is subject to price changes. During 1997, the high and low prices for the Company's common stock were $47.00 and $20.25, respectively.

5. ADMINISTRATIVE FEES

The Plan has no employees and the Company covers all administrative costs of the Plan. The Company paid $71,859 and $58,760 for the administrative costs of the Plan during 1997 and 1996, respectively.

6. EXCESS CONTRIBUTIONS

Net assets available for Plan benefits at December 31, 1997 and 1996 include $40,467 and $19,406, respectively, of amounts to be refunded from the Plan to certain highly compensated employees due to contributions which exceeded the discrimination limits under the Code Section 401(k). The 1997 excess contributions were due to administering the anti-discrimination tests for the 1995 and 1996 Plan years again as allowed by the Internal Revenue Service's Administrative Policy Regarding Self Correction ("APRSC"). These particular excess contributions were refunded to the applicable highly compensated employees in February 1998. The 1996 excess contributions were refunded to the applicable highly compensated employees and the associated excise taxes were paid by the Company in June 1997.

7. TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated September 21, 1995 was received for the Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.



                                                                               ENSCO SAVINGS PLAN             Additional Information
                                                                               ------------------                         Schedule I
                                       Item 27a (Form 5500) - Schedule of Assets Held for Investment Purposes
                                       ----------------------------------------------------------------------
                                                                              at December 31, 1997
                                                                              --------------------




                                                                        Description of investment
                                       -------------------------------------------------------------------------
   Identity of issue or                                               Rate of         Units                             Current
     party involved                     Description of Investment     interest      or shares            Cost            Value
-----------------------------          --------------------------   ------------  -------------      -----------       ----------




T. Rowe Price:

   Blended Stable Value Fund:
      *The Prudential Insurance
           Co. of America Investment            GIC                  6.0% - 6.7%             -       $ 5,455,797       $ 5,455,797
      *T. Rowe Price Stable
         Value Common Trust Fund                GIC                  4.8% - 8.4%             -         8,627,567         8,627,567
    *Balanced Fund                          Mutual Fund                   -            124,948         1,739,768         2,066,646
    *Spectrum Income Fund                   Mutual Fund                   -            127,304         1,399,724         1,484,361
    *Spectrum Growth Fund                   Mutual Fund                   -            331,327         4,666,179         5,278,037
                                                                                                     -----------       -----------
                                                                                                      21,889,035        22,912,408
Employer securities:                                                                                 -----------       -----------
    *ENSCO International                ENSCO International
      Incorporated                   Incorporated Common Stock            -            519,307        10,125,266        17,396,798
                                                                                                     -----------       -----------

    *Loan Fund                           Participant Loans          7.0% - 10.0%                               -             4,061
                                                                                                     -----------       -----------
                                                                                                               -
                                                                                                     $32,014,301       $40,313,267
                                                                                                     ===========       ===========


* Party-in-interest.



                                              ENSCO SAVINGS PLAN                                           Additional Information
                                              ------------------                                                      Schedule II
                       Item 27d (Form 5500) - Schedule of Reportable Transactions (in the Aggregate)
                       -----------------------------------------------------------------------------
                                           Year Ended December 31, 1997
                                           ----------------------------


                                                                                                                 Market
                                                                                                                value on
      Identity of                     Description          Purchase      Selling    Lease   Expense  Cost of   transaction   Net
     party Involved                  of transaction         price         price     rental  incurred  asset       date       gain
------------------------           ------------------    -----------   -----------  ------  -------- --------- ----------  --------

  ENSCO International              Purchase of shares     $7,100,285                                           $7,100,285
     Incorporated                    Sales of shares                  $   808,248                    $ 543,226    808,248  $265,022

  T. Rowe Price                    Purchase of shares                                                           2,634,260
     Settlement Account              Sales of shares                    2,634,260                               2,634,260

  T. Rowe Price Stable             Purchase of shares      3,632,958                                            3,632,958
     Value Common Trust Fund         Sales of shares                    3,676,286                    3,676,286  3,676,286         -

  T. Rowe Price                    Purchase of shares      1,137,503                                            1,137,503
     Balanced Fund                   Sales of shares                      522,363                      449,386    522,363    72,977

  T. Rowe Price                    Purchase of shares      2,276,201                                            2,276,201
     Spectrum Growth Fund            Sales of shares                      669,291                      557,836    669,291   111,455








                                              ENSCO SAVINGS PLAN                                         Additional Information
                                              ------------------                                                    Schedule II
               Item 27d (Form 5500) - Schedule of Reportable Transactions (Single Transactions)
               --------------------------------------------------------------------------------
                                          Year Ended December 31, 1997
                                          ----------------------------


                                                                                                              Market
                                                                                                             value on
  Identity of party                 Description          Purchase     Selling   Lease   Expense    Cost of  transaction    Net
      Involved                     of transaction          price       price    rental  incurred    asset     date         gain
-------------------              ------------------    ----------    ---------- -------- --------  --------  -----------   -----

 T. Rowe Price Stable
    Value Common Trust Fund      Purchase of shares    $1,873,459                                             $1,873,459













                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40282) of ENSCO International Incorporated of our report dated June 19, 1998 which appears in the Annual Report of the ENSCO Savings Plan on Form 11-K for the fiscal year ended December 31, 1997.



/s/  PRICE WATERHOUSE LLP
-------------------------
     PRICE WATERHOUSE LLP

Dallas, Texas
June 19, 1998